08005669

.InBev

RECEIVED

2008 NOV -3 A 10:45

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 29 October 2008

Dear Madam,

SUPPL

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 06 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

Press Release

InBev nv/sa

Brussels, October 29, 2008- 1/2

RECEIVED
2008 NOV -3 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

InBev Celebrates Bartending Excellence

12th edition of the Stella Artois® World Draught Master Competition

The 12th edition of the Stella Artois World Draught Master Competition - a contest that rewards the world's best pourer of Belgian beers - took place today in the Stella Artois brewery in Leuven, the hometown of Stella Artois. InBev brought together 30 international finalists for the competition. This year's Stella Artois World Draught Master title has been awarded to Tommy Goukens – Belgium (1st place winner), Claire Dong – China (1st runner-up) and Volodymyr Vavryk - Ukraine (2nd runner-up).

First held in 1997, the Stella Artois World Draught Master Competition assembles the best bartenders from around the world to rate their tapping skills, bottle-pouring finesse and table-serving protocol when it comes to serving Belgian beers. Every step of a competitor's attempt to perform the "perfect pour" is carefully scrutinized by a panel of expert judges.

Always a fight to the finish, the competition heralds the importance of the Stella Artois 9-step pouring ritual. To ensure that the chalice glass is completely pristine, the ritual begins with a cleaning process known as 'The Purification'. 'The Sacrifice' of the first drops of beer from the tap is then carried out to start the 'Liquid Alchemy' as the chalice is held at a 45 degree angle without touching the tap. The chalice glass is then lowered to allow the natural formation of 'The Head' followed by 'The Removal' of the chalice from under the tap. As the head foams up and overflows the side of the glass, a head-cuter is used for gently 'Beheading' the excess foam preparing it for 'The Judgment'. A careful re-dipping or 'Cleansing' of the chalice to restore its proper drinking temperature is done before 'The Bestowal' of the perfectly poured Stella Artois. It is presented on a clean coaster with the logo facing the consumer. Even the shape of the brand's signature chalice glass is chosen to release all of the beer's multi-textured aromas.

This annual competition welcomes the winners of locally-held contests from 30 countries - from Australia to Ukraine - a broad spectrum of international Stella Artois brand ambassadors who reflect the widespread global appeal of Belgium's premium lager.

Ligia Goncalves, Stella Artois Global Brand Director says: *After 600 years of brewing experience and tradition, there is only one way to pour a Stella Artois and it is important that all those who serve Leuven's gold standard lager pay as much attention to serving Stella Artois as we do to brewing it. We are so proud to have today our annual Stella Artois World Draught Master competition, celebrating the fine art of pouring the perfect chalice of the number 1 Belgian beer in the world.*

This years competition participants came from: Australia, Azerbaijan, Belgium, Brazil, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Finland, Gibraltar, Greece, Hong Kong, Hungary, Israel, Italy, Kazakhstan, Luxembourg, Malta, Montenegro, New Zealand, Romania, Russia, Serbia, Singapore, South Africa, UK, Ukraine, United Arab Emirates, and USA.

Pictures of the winners will be available on www.InBev.com.

END